UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                         GALYAN'S TRADING COMPANY, INC.
                         ------------------------------
                            (Name of Subject Company)

                         GALYAN'S TRADING COMPANY, INC.
                       -----------------------------------
                       (Names of Persons Filing Statement)

                           Common Stock (no par value)
                         ------------------------------
                         (Title of Class of Securities)

                                     36458R
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  C. David Zoba
             Executive Vice President, General Counsel and Secretary
                 One Galyans Parkway, Plainfield, Indiana 46168
                            Telephone: (317) 612-2000
                            Facsimile: (317) 532-0269
      ---------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                             Drake S. Tempest, Esq.
                              O'Melveny & Myers LLP
                               Times Square Tower
                                 7 Times Square
                               New York, NY 10036
                            Facsimile: (212) 326-2061

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[LOGO OMITTED]
GALYANS SPORTS & OUTDOOR
ONE GALYANS PARKWAY
PLAINFIELD, IN 46168

                 [Letterhead of Galyan's Trading Company, Inc.]

FOR IMMEDIATE RELEASE                                         June 21, 2004

                 Galyans Announces Execution of Merger Agreement
                           with Dick's Sporting Goods

         PLAINFIELD, IN - June 21, 2004--Galyan's Trading Company, Inc. (NASDAQ:GLYN) announced today that it has entered into a merger agreement providing for the sale of the company to Dick's Sporting Goods, Inc. (NYSE:
DKS). The merger agreement provides that the shareholders of Galyans will receive $16.75 per share in cash for their company shares. The offer price is 50.9% greater than the closing trading price of the Company's shares on June 21, 2004.

         Pursuant to the terms of the merger agreement with Dick's, Dick's will, within the next six business days, commence a tender offer to purchase all of the outstanding company shares, followed by a second step merger of Galyans with a subsidiary of Dick's. The completion of the tender offer is conditioned, among other things, (i) at least a majority of Galyans' outstanding common shares, on a fully diluted basis, being tendered and not withdrawn prior to the expiration date of the offer, and (ii) satisfaction of applicable regulatory requirements. The tender offer will be followed by a merger in which the holders of the remaining outstanding company shares will receive $16.75 in cash. The closing of the merger is conditioned upon the satisfaction of customary conditions.

         Galyans' directors approved the merger agreement with Dick's and agreed to recommend that company shareholders tender their company shares in Dick's offer and vote their company shares to approve the merger. Goldman Sachs & Co. served as Galyans' financial advisor in connection with the proposed tender.

         Holders of approximately 55.0% of the outstanding company shares (44.3% on a fully diluted basis) have entered into agreements with Dick's requiring the shareholders to tender their company shares into the tender offer and to vote those shares to approve the merger.

Additional Information

         This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

                                                               [GRAPHIC OMITTED]

About Galyan's Trading Company, Inc.

         Galyans is an active lifestyle retailer that anticipates and focuses on the latest in sports, fitness, outdoor recreation and apparel. Galyans operates 47 stores in 21 states with unique designs to merchandise not only the equipment for hundreds of popular active lifestyles activities, but also the footwear, apparel and accessories that go along with them. For more information about the company see Galyans' website at www.galyans.com.

About Dick's Sporting Goods, Inc.

         Pittsburgh-based Dick's Sporting Goods, Inc. is an authentic full-line sporting goods retailer offering a broad assortment of brand name sporting goods equipment, apparel, and footwear in a specialty store environment. As of May 1, 2004, the Company operated 169 stores in 27 states throughout the Eastern half of the U.S.

Galyan's Cautionary Statement Regarding Forward-Looking Information

         We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this press release or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify forward-looking statements. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or otherwise made by our management: risks associated with our ability to implement our growth strategies or manage our growing business; the impact of increased competition and its effect on pricing and expenses associated with advertising and promotion in response thereto; risks related to the level of markdowns necessary to clear aged inventory; risks associated with the seasonality of the retail industry, the retail sporting goods industry and our business; the potential impact of natural disasters or national and international security concerns on the retail environment and risks relating to the regulation of the products we sell, including firearms. Also, this transaction is not yet completed and is subject to a majority minimum tender condition, among other conditions. See our Annual Report on Form 10-K for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, for a more detailed discussion of these matters and other risk factors.

We do not undertake to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

For further information contact:

     Myra Borshoff
     Borshoff Johnson Matthews
     (317) 631-6400
     (317) 710-2127 (cell)
     mborshoff@bjmpr.com

To:      All Employees

From:    Ed Holman

Date:    June 21, 2004


Today Galyans' Board of Directors voted to accept a proposal from Dick's Sporting Goods to acquire the company. Attached is a copy of the news release with more information about the agreement.

This transaction between two publicly owned companies involves strict legal requirements that must be followed. First, we were legally required to inform the investment community.. Immediately following that, we have made every effort to share the news with you. Additional information will be available in the coming days and weeks and we will do our best to keep you informed in a timely manner.

     o Until the transaction is completed, we must continue to operate on a "business as usual" basis.

     o We cannot share any confidential information during this period. If you have any questions about this, please contact David Zoba, Ed Wozniak, Bob Stout or Ed Holman.

     o In addition to employee meetings, we will maintain the flow of communication through e-mail. If you have any questions, please send them to a question through the company intranet or aquestion@galyans.com. We believe this will be the best way to keep you informed and we strongly encourage you to use this opportunity to keep up to date.

     o The management of Dick's will conduct a conference call to discuss the acquisition today at 5 p.m. Eastern Time (4 p.m. Indianapolis time) which will be simulcast on the web at http://dickssportinggoods.com/investors

     o Any and all media inquiries should be directed to Myra Borshoff at 317-710-2127.

You should all be proud of the work you have done and the contributions you have made to the success of Galyans. Through your combined efforts, Galyans has developed into a demonstrated industry leader. On behalf of the entire Leadership Committee, I want to thank you for your dedication and assure you that we will work with you throughout this transition.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

                    Internal Announcement Script (Ed Holman)

Earlier this afternoon, our Board of Directors voted to accept a proposal from Dick's Sporting Goods, Inc. to acquire the company. A news release that details the transaction has been issued and copies are available for you at the end of our meeting today.

Obviously, this is a major decision that affects all of us and I want you to know that all of us on the Leadership Committee will work with you throughout this transition. Throughout the process, we will continue to keep you informed and I'll talk more about that later.

Let me stress three important points about our responsibilities during this process.

One: Dick's is expected to begin what's known as the tender offer by next Tuesday. The offer will remain open not less than 20 business days, or about a month. Depending on the timing of regulatory approvals needed, the offer may remain open longer than 20 business days. Depending on the number of shares purchased by Dick's in the tender offer, the merger could occur almost immediately after the offer or as long as three to four months later. During this period, we will operate the business as normal so we don't lose any momentum in the event something happens and the deal does not close as envisioned.

Two: It is very important that we all work together to continue to operate business as usual. We will do our best to keep you informed throughout the process and we are counting on you to do your jobs.

Three: Until the merger is completed, Dick's and Galyans are two separate corporations in a competing marketplace. Both companies are obligated to manage their businesses independently. We must not share confidential information unless approved by David Zoba or me.

David will spend a few minutes giving you more detail on these points. David:

         We continue to be a publicly traded company and, as always, we cannot disclose confidential information or trade secrets to anyone outside the company, including media, vendors or competitors. We must continue to abide by our Ethics Policy fully.

         Prior to the closing, Dick's and we remain competitors and separate companies. While there can and will be some planning for post-closing integration of the two companies, the exchange of competitively sensitive information is restricted. Representatives from Dick's will be here later this week or next week to begin that planning process. Both companies will be making an antitrust filing with the government. Every document you create, including e-mails, may be reviewed by the government as part of its antitrust investigation into the transaction. Particularly sensitive and restricted is any sharing of information with Dick's regarding pricing, marketing, profitability pertaining to specific products and information about specific business opportunities, such as competitive bids or specific vendor transactions.

Ed:

Let me use an analogy to help clarify this merger agreement. It is like buying and selling a house. Dick's has signed an agreement to buy our house. The sale will close sometime later this year. In the interim period, they are not allowed to move into our house or make any changes to our house. While we are in this interim period, we need your support and focus on the business.

There will be plenty of media coverage tonight and in the next few days. Many facts will be accurate but some facts may be distorted in this process. The media may contact you asking for information and asking for your comments. Do not respond to media inquiries. Direct all calls to Myra Borshoff at 317-710-2127. Until this transaction is closed, we, as a Company, are in a quiet period and are not allowed to talk about it.

In addition to the media, please do not speculate to our vendors, landlords or customers about this transaction or provide Dick's representatives any confidential information unless directed by someone on the Leadership Committee. If you do, you are putting yourself and the Company at risk and we don't want anyone to be at risk.

I know you will have a lot of questions in the days to come and we will answer them as best we can. At this point, I can tell you what I know based on the news release that Dick's has issued this afternoon. The management of Dick's will conduct a conference call to discuss the acquisition today at 5 p.m. Eastern Time which will be simulcast on their website.

According to Ed Stack, Chairman and CEO of Dick's, they expect to close relatively few stores, some from each chain due to overlap or financial performance. Dick's also intends to continue to operate our distribution center. It is important to note that Dick's has agreed to maintain for one year Galyans' full severance, vacation and benefits.

While I would like to answer all your questions, I have told you all I know at this time. We will share additional information with you as we can. We will schedule meetings on a regular basis, so you know what is going on.

In the interim, I urge you to direct your questions to Ed Brett and our HR team. All of us will try to get your questions answered as quickly as we can. We are also setting up a way for you to submit questions via e-mail and that information is included in the memo you can pick up at the end of this meeting.

I know this comes as a surprise to you and though change can be difficult, I encourage you to remain optimistic! All of should be proud of our contributions in making Galyans an industry leader in customer service, innovation and quality. We are deservedly one of the most respected companies in our industry. While this is crossroad for the company, my hope is that it will be the beginning of greater opportunities and success for everyone.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

              Announcement to Distribution Center (Galen Erickson)

Earlier this afternoon, our Board of Directors voted to accept a proposal from Dick's Sporting Goods, Inc. to acquire the company. A news release that details the transaction has been issued and copies are available for you at the end of our meeting today.

Obviously, this is a major decision that affects all of us and I want you to know that all of us on the Leadership Committee will work with you throughout this transition. Throughout the process, we will continue to keep you informed and I'll talk more about that later.

Let me stress three important points about our responsibilities during this process.

One: Dick's will begin what's known as the tender offer by next Tuesday. The offer will remain open not less than 20 business days, or about a month. Depending on the timing of regulatory approvals needed, the offer may remain open longer than 20 business days. Depending on the number of shares purchased by Dick's in the tender offer, the merger could occur almost immediately after the offer or as long as three to four months later. During this period, we will operate the business as normal we don't lose any momentum in the event something happens and the deal does not close as envisioned.

Two: It is very important that we all work together to continue to operate business as usual. We will do our best to keep you informed throughout the process and we are counting on you to do your jobs.

Three: Until the merger is completed, Dick's and Galyans are two separate corporations in a competing marketplace. Both companies are obligated to manage their businesses independently. We must not share confidential information unless approved by David Zoba or Ed Holman.

There will be plenty of media coverage tonight and in the next few days. Many facts will be accurate but some facts may be distorted in this process. The media may contact you asking for information and asking for your comments. Do not respond to media inquiries. Direct all calls to Myra Borshoff at 317-710-2127. Until this transaction is closed, we, as a Company, are in a quiet period and are not allowed to talk about it.

In addition to the media, please do not speculate to our vendors, landlords or customers about this transaction or provide Dick's representatives any confidential information unless directed by someone on the Leadership Committee. If you do, you are putting yourself and the Company at risk and we don't want anyone to be at risk.

I know you will have a lot of questions in the days to come and we will answer them as best we can. At this point, I can tell you what I know based on the news release that Dick's has issued this afternoon.

According to Ed Stack, Chairman and CEO of Dick's, they expect to close relatively few stores, some from each chain due to overlap or financial performance. Dick's also intends to continue to operate our distribution center.

While I would like to answer all your questions, I have told you all I know at this time. We will share additional information with you as we can. We will schedule meetings on a regular basis, so you know what is going on.

In the interim, I urge you to direct your questions to Ed Brett and our HR team. All of us will try to get your questions answered as quickly as we can. We are also setting up a way for you to submit questions via e-mail and that information is included in the memo you can pick up at the end of this meeting.

I know this comes as a surprise to you and though change can be difficult, I encourage you to remain optimistic! All of should be proud of our contributions in making Galyans an industry leader in customer service, innovation and quality. We are deservedly one of the most respected companies in our industry. While this is crossroad for the company, our hope is that it will be the beginning of greater opportunities and success for everyone.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

                   Announcement to Store Managers (Ed Holman)

Earlier this afternoon, our Board of Directors voted to accept a proposal from Dick's Sporting Goods, Inc. to acquire the company. A news release that details the transaction has been issued and a copy has been sent to you via e-mail.

Let me stress three important points about our responsibilities during this process.

One: During this period, we will operate the business as normal we don't lose any momentum in the event something happens and the deal does not close as envisioned.

Two: It is very important that we all work together to continue to operate business as usual. We will do our best to keep you informed throughout the process and we are counting on you to do your jobs.

Three: Until the merger is completed, Dick's and Galyans are two separate corporations in a competing marketplace. Both companies are obligated to manage their businesses independently. WE MUST NOT SHARE CONFIDENTIAL INFORMATION.

There will be plenty of media coverage tonight and in the next few days. Many facts will be accurate but some facts may be distorted in this process. The media may contact you asking for information and asking for your comments. Do not respond to media inquiries. Direct all calls to Myra Borshoff at 317-710-2127. Until this transaction is closed, we, as a Company, are in a quiet period and are not allowed to talk about it.

In addition to the media, please do not speculate to our vendors, landlords or customers about this transaction or provide Dick's representatives any confidential information unless directed by someone on the Leadership Committee. If you do, you are putting yourself and the Company at risk and we don't want anyone to be at risk.

I know you will have a lot of questions in the days to come and we will answer them as best we can. At this point, I can tell you what I know based on the news release that Dick's has issued this afternoon.

According to Ed Stack, Chairman and CEO of Dick's, they expect to close relatively few stores, some from each chain due to overlap or financial performance. Dick's also intends to continue to operate our distribution center.

While I would like to answer all your questions, I have told you all I know at this time. We will share additional information with you as we can. We will schedule meetings on a regular basis, so you know what is going on.

In the interim, I urge you to direct your questions to Ed Brett and our HR team. All of us will try to get your questions answered as quickly as we can. We are also setting up a way for you to submit questions via e-mail and that information is included in the memo you can pick up at the end of this meeting.

I know this comes as a surprise to you and though change can be difficult, I encourage you to remain optimistic! All of should be proud of our contributions in making Galyans an industry leader in customer service, innovation and quality. We are deservedly one of the most respected companies in our industry. While this is crossroad for the company, our hope is that it will be the beginning of greater opportunities and success for everyone.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

               Announcement Script for Associates (Store Managers)

Earlier this afternoon, our Board of Directors voted to accept a proposal from Dick's Sporting Goods, Inc. to acquire the company. A news release that details the transaction has been issued and copies are available for you.

Let me stress three important points about our responsibilities during this process.

One: During this period, we will operate the business as normal we don't lose any momentum in the event something happens and the deal does not close as envisioned.

Two: It is very important that we all work together to continue to operate business as usual. We will do our best to keep you informed throughout the process and we are counting on you to do your jobs.

Three: Until the merger is completed, Dick's and Galyans are two separate corporations in a competing marketplace. Both companies are obligated to manage their businesses independently. WE MUST NOT SHARE CONFIDENTIAL INFORMATION.

There will be plenty of media coverage tonight and in the next few days. Many facts will be accurate but some facts may be distorted in this process. The media may contact you asking for information and asking for your comments. Do not respond to media inquiries. Direct all calls to Myra Borshoff at 317-710-2127. Until this transaction is closed, we, as a Company, are in a quiet period and are not allowed to talk about it.

In addition to the media, please do not speculate to our vendors, landlords or customers about this transaction or provide Dick's representatives any confidential information unless directed by someone on the Leadership Committee. If you do, you are putting yourself and the Company at risk and we don't want anyone to be at risk.

I know you will have a lot of questions in the days to come and we will answer them as best we can. At this point, I can tell you what I know based on the news release that Dick's has issued this afternoon.

According to Ed Stack, Chairman and CEO of Dick's, they expect to close relatively few stores, some from each chain due to overlap or financial performance. Dick's also intends to continue to operate our distribution center.

While I would like to answer all your questions, I have told you all I know at this time. We will share additional information with you as we can. We will schedule meetings on a regular basis, so you know what is going on.

In the meantime, you should direct your questions to me. I will keep in touch with our headquarters office and will update you as needed.

I know this comes as a surprise to you and though change can be difficult, I encourage you to remain optimistic! All of should be proud of our contributions in making Galyans an industry leader in customer service, innovation and quality. We are deservedly one of the most respected companies in our industry. While this is crossroad for the company, our hope is that it will be the beginning of greater opportunities and success for everyone.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

              Statement from Ed Holman, CEO (released upon request)

We are proud of what Galyans has accomplished and the reputation we have established in the sporting goods industry. We also understand that change isn't always easy and our management team is committed to working with employees through this period of transition.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

               [Questions and Answers Made Available to the Media]

1.   What are the terms of the agreement?

         Dick's will acquire Galyans for $16.75 per share in cash or for a total acquisition price of approximately $290 million. That price is 53% greater than the closing price of the Galyans' shares last Friday. By next Tuesday, Dick's will begin a tender offer to buy all of Galyans' outstanding common shares. The tender offer will remain open for at least 20 business days. After that, Galyan's will merge with a subsidiary of Dick's, and in this merger Dick's will acquire the remaining shares that were not tendered into the offer. After the merger, Galyans will become a wholly owned subsidiary of Dick's.

2.   What are the conditions to the tender offer and the merger?

         The tender offer will be conditioned upon Dick's acquiring at least a majority of Galyans shares of common stock in the tender offer, Dick's receiving regulatory approvals and other customary conditions. Shareholders owning 55% of Galyans' outstanding shares (44.3% on a fully diluted basis) have agreed to tender their shares in the offer. For the merger, there are only a few other, customary conditions. The approval of the merger by Galyans' shareholders might be required, depending on the number of Galyans' shares bought in the tender offer. If Dick's acquires 90% or more of Galyans' shares in the tender offer, then the merger can close without the vote of the Galyans' shareholders. However, if fewer than 90% of the shares are acquired in the tender offer, then the merger must be approved by shareholders holding a majority of the outstanding Galyans shares, including Dick's.

3. Is the cash offer contingent on the buyer obtaining any type of debt financing?

         No. This is a total cash offer. We believe they have sufficient cash and access to financing to close this transaction in a timely manner.

4.   When do you expect the transaction to close?

         The tender offer could close as early as late July. Then, if Dick's acquires 90% or more of Galyans' shares in the tender offer, the merger probably will close very shortly after the tender offer because no vote of shareholders is required. However, if Dick's acquires fewer than 90% of the shares in the tender offer, it may take up to three or four months to close the merger because a shareholder vote would be required.

5.   Do Galyans' shareholders need to approve the transaction?

         The approval of the merger by Galyans' shareholders might be required, depending on the number of Galyans' shares bought in the tender offer. If Dick's acquires 90% or more of Galyans' shares in the tender offer, then the merger can close without the vote of the Galyans' shareholders. However, if fewer than 90% of the shares are acquired in the tender offer, then the merger must be approved by shareholders holding a majority of the outstanding Galyans shares, including shares purchased by Dick's in the tender offer.

6.   Why is the board willing to sell at this price?

         The board determined that the transaction was in the best interests of the company. The price is 53% higher than the closing price on last Friday, June 18.

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

7.   What are the underlying benefits of the merger for Galyans business?

         The transaction offers a premium price for our shareholders and, even though Galyans has grown rapidly in recent years, there are many markets in which we have not opened stores and many others in which we have only a small number of stores. Joining with Dick's, the leading sporting goods retailer on the East Coast, will allow us to reach a larger number of customers who do not currently shop in our stores.

8.   Where there any other candidates or offers considered?

         Information such as this will be included in the tender offer that will be distributed to shareholders in the near term. We are confident our decision to join Dick's provides a premium price for our shareholders, provides growth opportunities for employees and enables our stores to join forces with the leading sporting goods retailer on the East Coast to form a stronger overall company to serve our customers.

9.   Who should I contact regarding my stock certificate(s)?

         It is not necessary to contact anyone at this time. Shareholders will receive the necessary information in the mail within the next few weeks.

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

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

                    [Press Release from Limited Brands, Inc.]

Limited Brands Stake in Galyans to be Sold

COLUMBUS, Ohio, June 21 /PRNewswire-FirstCall/ -- Limited Brands (NYSE: LTD) announced today that, as a part of the acquisition of Galyan's Trading Company, Inc. (Nasdaq: GLYN) by Dick's Sporting Goods (NYSE: DKS), Limited Brands' stake in Galyans will be sold at the transaction price of $16.75 per share. Limited Brands owns 3.9 million shares, or 22%, of Galyans common stock.

Upon completion of the transaction, Limited Brands expects to receive gross proceeds of approximately $65 million, and recognize a pre-tax gain of approximately $18 million, which will be reported as a gain on the sale of investee stock and excluded from earnings per share as an adjusted item. It is anticipated that the transaction will be completed by October 2004, subject to Hart Scott Rodino completion and other customary closing conditions.

ABOUT LIMITED BRANDS:

Limited Brands, through Victoria's Secret, Bath & Body Works, Express, Express Men's, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,861 specialty stores. Victoria's Secret products are also available through the catalogue and http://www.VictoriasSecret.com.

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 28, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will thereafter file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at http://www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2000.

Source: Limited Brands

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

Additional Information

This announcement is not a recommendation or an offer to purchase shares of Galyans. Dick's Sporting Goods, Inc. has not commenced the tender offer for shares of Galyans. Upon commencement of the tender offer for shares of common stock of Galyans, which is expected to occur on or before June 29, 2004, Dick's will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and Galyans will file with the Commission a solicitation/recommendation statement on Schedule 14D-9. Galyans' stockholders are advised to read Dick's tender offer statement and Galyans' solicitation/recommendation statement when they are available because they will contain important information about Galyans and Dick's, the tender offer and the merger. Galyans' stockholders may obtain free copies of these statements, when available, from the Commission's website at www.sec.gov. These documents may also be obtained free of charge by calling investor relations at Galyans at 317-612-2461.

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